SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment _________) 1

                                    US Airways Group, Inc.
(Name of Issuer)

                           Common Stock, $0.01 par value per share
(Title of Class of Securities)

90341W108
(CUSIP Number)

Geoffrey T. Crowley
Eastshore Aviation, LLC
W6390 Challenger Drive, Suite 203
Appleton, Wisconsin 54914
                                                  920-739-5123
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 27, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing formation which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90341W108		13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eastshore Aviation, LLC (I.R.S. I.D. No. 20-2356808)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,333,333
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.9%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108		13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Geoffrey T. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,333,333
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108		13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William P. Jordan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,333,333
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108		13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Patrick J. Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,333,333
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108		13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard A. Bartlett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,333,333
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108		13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jerry M. Seslowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,333,333
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108		13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John C. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,333,333
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90341W108      Page   9   of   13   Pages

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of US Airways Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 111 West Rio Salado Parkway, Tempe, Arizona 85281.

Item 2. Identity and Background

The persons filing this statement are Eastshore Aviation, LLC, a Delaware limited liability company ("Eastshore"), and each of Geoffrey T. Crowley ("Mr. Crowley"), William P. Jordan ("Mr. Jordan"), Patrick J. Thompson ("Mr. Thompson"), Richard A. Bartlett ("Mr. Bartlett"), Jerry M. Seslowe ("Mr. Seslowe") and John C. Shaw ("Mr. Shaw"), each of whom is a member and a director of Eastshore (collectively, the "Reporting Persons").

Eastshore is a Delaware limited liability company that was formed in 2005 for the purpose of investing in the Company. Its owners are the Reporting Persons and Air Wisconsin Airlines Corporation, a Delaware corporation ("AWAC"). The principal office of Eastshore is located at W6390 Challenger Drive, Suite 203, Outagamie Airport, Appleton, Wisconsin 54914.

Mr. Crowley is a citizen of the United States of America and his principal occupation is serving as Chairman, President and Chief Executive Officer of AWAC. Mr. Crowley's business address is W6390 Challenger Drive, Suite 203, Outagamie Airport, Appleton, Wisconsin 54914.

Mr. Jordan is a citizen of the United States of America and his principal occupation is serving as Vice Chairman of AWAC. Mr. Jordan's business address is W6390 Challenger Drive, Suite 203, Outagamie Airport, Appleton, Wisconsin 54914.

Mr. Thompson is a citizen of the United States of America and his principal occupation is serving as Vice Chairman of AWAC. Mr. Thompson's business address is W6390 Challenger Drive, Suite 203, Outagamie Airport, Appleton, Wisconsin 54914.

Mr. Bartlett is a citizen of the United States of America and his principal occupation is serving as a managing director and principal of Resource Holdings Ltd., a merchant banking firm. Mr. Bartlett's business address is 520 Madison Avenue, 40th Floor, New York, New York 10022.

CUSIP No. 90341W108          Page   10   of   13   Pages

Mr. Seslowe is a citizen of the United States of America and his principal occupation is serving as a managing director and principal of Resource Holdings Ltd., a merchant banking firm. Mr. Seslowe's business address is 520 Madison Avenue, 40th Floor, New York, New York 10022.

Mr. Shaw is a citizen of the United States of America and his principal occupation is serving as a managing director and principal of Resource Holdings Ltd., a merchant banking firm. Mr. Shaw's business address is 520 Madison Avenue, 40th Floor, New York, New York 10022.

None of the above-referenced parties has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

During 2005, Eastshore loaned an aggregate of $125,000,000 to the Company pursuant to a Junior Secured Debtor-In-Possession Credit Facility Agreement, dated as of February 18, 2005, as amended (the "Credit Facility"), among Eastshore, the Company, US Airways, Inc., PSA Airlines, Inc., Piedmont Airlines, Inc, and Material Services Company. On September 27, 2005, pursuant to the terms of the Credit Facility and an Investment Agreement, dated as of May 19, 2005, as amended (the "Investment Agreement"), among Eastshore, the Company and America West Holdings Corporation, the aggregate principal amount of $125,000,000 outstanding under the Credit Facility was converted into 8,333,333 shares of Common Stock based on a conversion price of $15.00 per share.

Eastshore made the loan under the Credit Facility using its working capital which it obtained from capital contributions of its members.

Item 4. Purpose of Transaction

The transaction requiring the filing of this statement is described in Item 3 above. The transaction was entered into principally for investment purposes. In addition, at the same time as the original execution of the Credit Facility, AWAC entered into an Air Wisconsin Jet Services Agreement, dated as of February 18, 2005, as amended (the "JSA"), between US Airways, Inc. and AWAC, to provide regional jet service to the Company. In connection with the transaction, Eastshore also has the right to nominate one member of the Company's Board of Directors pursuant to the Stockholder's Agreement described in Item 6 below, and effective September 29, 2005, Mr. Bartlett was appointed to the Company's Board of Directors as Eastshore's nominee.

CUSIP No. 90341W108          Page   11   of   13   Pages

Each of Eastshore and the Reporting Persons may make purchases or sales of, or other transactions relating to, shares of Common Stock, in the open market, in private transactions or otherwise.

Except as set forth in this Item 4, none of Eastshore or the Reporting Persons has any plans or proposals which would relate to or result in:

(a)    The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the Company including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the Company;

(f)    Any other material change in the Company's business or corporate structure;

(g)    Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)    Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)    Any action similar to any of those enumerated above.

CUSIP No. 90341W108          Page   12   of   13   Pages

Item 5. Interest in Securities of the Issuer

Effective September 27, 2005, Eastshore acquired 8,333,333 shares of the Common Stock pursuant to the conversion of its loan under the Credit Facility and the Investment Agreement. Based on 59,763,680 shares of Common Stock outstanding as of September 27, 2005, the Common Stock held by Eastshore constituted approximately 13.9% of the issued and outstanding shares of Common Stock of the Company. Eastshore possesses shared voting and investment power over all of such shares of Common Stock. The shares of Common Stock reported hereby are directly owned by Eastshore. The Reporting Persons may each be deemed to have shared voting and investment power over such shares of Common Stock as directors of Eastshore. The other Reporting Persons hereby disclaim beneficial ownership in such shares of Common Stock.

Pursuant to the Investment Agreement, Eastshore held a contingent option to purchase up to 1,666,667 shares of Common Stock at an exercise price of $15 per share. On September 15, 2005, Eastshore sold this option in a private transaction for an aggregate of $1,580,808.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to Eastshore's Operating Agreement, Eastshore is governed by a Board of Directors consisting of six members. The Reporting Persons constitute the six directors of Eastshore and, as a result, may be deemed to have shared voting and investment power over the shares of Common Stock held by Eastshore. The Reporting Persons hereby disclaim beneficial ownership in such shares of Common Stock.

Eastshore has entered into a Stockholder's Agreement dated as of September 27, 2005 between the Company and Eastshore (the "Stockholder's Agreement") providing for restrictions on the transfer of the Common Stock held by Eastshore, certain registration rights for Eastshore and the right for Eastshore to nominate one member of the Company's Board of Directors. A copy of the Stockholder's Agreement is filed as an exhibit hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits hereto:

Exhibit 99.1	Joint Filing Agreement dated October 7, 2005 among each of the Reporting Persons.
Exhibit 99.2	Stockholder's Agreement, dated as of September 27, 2005 between Eastshore and the Company.

CUSIP No. 90341W108          Page   13   of   13   Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2005

    EASTSHORE AVIATION, LLC

    BY  /s/ Geoffrey T. Crowley
           Geoffrey T. Crowley, President and
           Chief Executive Officer